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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05037619

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 38622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 14th Floor
(No. and Street)

New York NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Adams 212-732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R.
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Boulevard Plainview NY 11803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05
SS

KS

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

I have audited the accompanying statement of income of Fordham Financial Management, Inc. as of December 31, 2004, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes

PAUL GAYNES, CPA

Plainview, NY
February 17, 2005

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Exhibit A

ASSETS

CURRENT ASSETS		
Cash	$ 324,326	
Due from clearing broker	1,426,846	
Deposit with clearing broker	100,532	
Securities – Long Market Value	210,523	
Total Current Assets		$2,062,227
FIXED ASSETS		
Furniture & equipment	$ 166,394	
Less: Accumulated depreciation	163,335	
Net Fixed Assets		$ 3,059
OTHER ASSETS		
Reserve collection account		
Advances to registered representatives & employees	$ 552,017	
Security deposits	93,833	
Receivable from parent company	1,200	
Total Other Assets		647,050
TOTAL ASSETS		$2,712,336

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 45,424	
Commissions payable	331,966	
TOTAL LIABILITIES		$ 377,390
STOCKHOLDERS' EQUITY		
Common stock		
Authorized 50,000 No Par Value		
Issued & outstanding 15,000 shares	$ 15,000	
Paid in capital	2,773,537	
Retained earnings (deficit)	(453,591)	
Total Stockholders' Equity		2,334,946
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$2,712,336

ıe accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Exhibit B

REVENUES		$6,854,275
OPERATING EXPENSES		
Salaries	$ 889,550	
Commissions	3,773,289	
Rent	298,022	
Clearing costs	443,617	
Payroll taxes	223,933	
Professional fees & consulting	31,975	
Insurance	182,737	
Office supplies & expenses	141,468	
Telephone	162,266	
Registration & fees	83,504	
Equipment & information	259,227	
Messenger & delivery	64,853	
Selling expenses	157,430	
Interest Expenses	110,884	
Depreciation	7,694	
Total Expenses		6,830,449
NET LOSS		$ 23,826

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit		$ 23,826
Adjustments to reconcile net income to net cash		
Increase in receivable from brokers	$ (756,955)	
Depreciation	7,694	
Increase in payables	59,747	
Decrease in securities owned	622,379	
Decrease in advances to registered representatives	122,350	
Total Adjustments		55,215
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 79,041
CASH APPLIED TO INVESTING ACTIVITIES		
Purchase of furniture & equipment		(1,827)
NET INCREASE IN CASH & CASH EQUIVALENTS		77,214
CASH & CASH EQUIVALENTS – JANUARY 1, 2004		247,112
CASH & CASH EQUIVALENTS – DECEMBER 31, 2004		$ 324,326

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDERS' EQUITY
BALANCES				
January 1, 2004	$ 15,000	$2,773,537	$(477,416)	$ 2,311,121
Profit – 2004	0	0	23,825	23,825
BALANCES – DECEMBER 31, 2004	$ 15,000	$2,773,537	$ (453,591)	$ 2,334,946

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2004

Schedule 1

CREDIT FACTORS		
Common Stock	$ 15,000	
Paid in capital	2,773,537	
Retained earnings (Deficit)	(453,591)	
Total Credit Factors	$2,334,946	
DEDUCTIONS		
Non allowable assets	650,109	
NET CAPITAL – BEFORE HAIRCUTS	$1,684,837	
HAIRCUTS		
Other Securities	74,123	
NET CAPITAL	$1,610,714	
Less: Capital requirements, greater of minimum Dollar of 6 2/3% or aggregate indebtedness	100,000	
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 1,510,714	
Capital Ratio: (Maximum allowance of 1500%)		
Aggregate indebtedness	377,390	
Divided by: Net Capital	1,610,714	23.42%
AGGREGATE INDEBTEDNESS		
Accrued expenses & taxes payable	$ 377,390	
6 2/3% of Aggregate Indebtedness	$ 25,172	

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

Schedule 2

Net capital per Focus Report X-17A-5	$ 1,694,113
Adjustments	9,276
NET CAPITAL PER AUDIT REPORT	$ 1,684,837

Difference is additional accounts payable.

The accompanying notes are an integral part of this statement.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Fordham Financial Management, Inc. is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker dealer in securities. In December, 1995, the company was sold and moved its operations to New York State.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, other than minimal state filing fees.

NOTE 3 – LEASE COMMITMENT

The company moved to 14 Wall Street, New York City on February 3, 2000. The future lease obligation at that premises is:

2005	283,798
2006	283,798
2007	47,300

The lease expires February 28, 2007

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Gentlemen

In planning and performing my audit of the financial statements of Fordham Financial Management, Inc. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fordham Financial Management, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

Paul Gaynes

PAUL GAYNES, CPA

Plainview, New York
February 17, 2005